October 18, 2005


Mail Stop 4561

Mr. Cornelius Stam
Chief Financial Officer
JCM Partners, LLC
2151 Salvio Street, Suite 325
Concord, CA 94520

Re:	JCM Partners, LLC
	Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
	File No. 0-32653

Dear Mr. Stam:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


							Sincerely,



Steven Jacobs
Accounting Branch Chief